EXHIBIT 23


                         CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Annual Report (Form 10-K) of Apple Suites, Inc. of our report dated February 16, 2000, included in the 2000 Annual Report to Shareholders of Apple Suites, Inc.

Our audits also included the financial statement schedule of Apple Suites, Inc. listed in Item 14(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                Ernst & Young LLP



Richmond, Virginia
March 27, 2001